UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

FORM 6-K

(Amendment No.1)

______________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

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Explanatory note

JinkoSolar Holding Co., Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the fourth quarter and full year ended December 31, 2016 (the “Release”), and the Release was attached as Exhibit 99.1 to the Company’s current report on Form 6-K originally submitted to the Securities and Exchange Commission on February 27, 2016 (the “February Form 6-K”). This Amendment No. 1 to the current report on Form 6-K (the “Amendment”) of the Company is being furnished to correct the Company’s earnings per share for ordinary shareholders (diluted) and earnings per ADS for ordinary shareholders (diluted) information contained in the Release to reflect the correct weighted average number of ordinary shares (diluted) and weighted average number of ADSs (diluted) for the year ended December 31, 2016, which was inadvertently miscalculated in the Release. The Company also amends the non-GAAP earnings per share attributable to ordinary shareholders from continuing operations (diluted) and non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations (diluted) accordingly. The impact on the unaudited condensed consolidated statements of operations and non-GAAP results is summarized below:

For the year of 2016	RMB	USD
Earnings per share for ordinary shareholders, diluted
Continuing operations, as previously furnished	7.26	1.05
Continuing operations, as corrected	7.63	1.10
Discontinued operations, as previously furnished	6.09	0.88
Discontinued operations, as corrected	6.40	0.92
Total earnings per share for ordinary shareholders, diluted, as previously furnished	13.35	1.93
Total earnings per share for ordinary shareholders, diluted, as corrected	14.03	2.02

Earnings per ADS for ordinary shareholders, diluted
Continuing operations, as previously furnished	29.04	4.20
Continuing operations, as corrected	30.52	4.40
Discontinued operations, as previously furnished	24.36	3.52
Discontinued operations, as corrected	25.60	3.68
Total earnings per ADS for ordinary shareholders, diluted, as previously furnished	53.40	7.72
Total earnings per ADS for ordinary shareholders, diluted, as corrected	56.12	8.08

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations
Diluted, as previously furnished	9.07	1.31
Diluted, as corrected	9.54	1.37
Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations
Diluted, as previously furnished	36.28	5.24
Diluted, as corrected	38.16	5.48

Weighted average ordinary shares outstanding:
Diluted, as previously furnished	137,328,725	137,328,725
Diluted, as corrected	130,590,441	130,590,441
Weighted average ADS outstanding:
Diluted, as previously furnished	34,332,181	34,332,181
Diluted, as corrected	32,647,610	32,647,610

Non-GAAP weighted average ordinary shares outstanding
Diluted, as previously furnished	137,328,725	137,328,725
Diluted, as corrected	130,590,441	130,590,441
Non-GAAP weighted average ADS outstanding
Diluted, as previously furnished	34,332,181	34,332,181
Diluted, as corrected	32,647,610	32,647,610

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The correction of error does not have any impact on the Company’s unaudited condensed consolidated balance sheets as of December 31, 2016.The correction of error does not have any impact on the weighted average number of ordinary shares (diluted) and weighted average number of ADSs (diluted) for the fourth quarter in 2016, either. Net income attributable to the Company’s ordinary shareholders from continuing operations for the fourth quarter and full year ended December 31, 2016 remains unchanged.

In addition, this Amendment is being furnished to reflect the reclassification of RMB209.6 million (US$30.2 million) from notes payable to short-term borrowings, which impacted its statement of financial position, in the Company’s unaudited consolidated balance sheets as of December 31, 2016. The revision does not have any impact on the Company’s current liabilities, unaudited consolidated statements of operations or unaudited consolidated statement of comprehensive income for the year ended December 31, 2016.

Except for the matters described above, this Amendment does not contain any other changes to the February Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd

By:	/s/ Haiyun (Charlie) Cao
Name:	Haiyun (Charlie) Cao
Title:	Chief Financial Officer

Date: March 28, 2017

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